FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing of a release of the Central Bank of Chile regarding its position in connection with the capitalization agreed upon at the Bank’s Ordinary Shareholder meeting held on March 26, 2009.

Santiago 30th March, 2009

Mr.
Guillermo Larraín Ríos
Superintendent of Securities and Insurance
Present

RE: ESSENTIAL INFORMATION

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18.045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, I inform you of an Essential Information, that on 30th March, 2009, the Central Bank of Chile communicated to Banco de Chile that in the Extraordinary Session, No, 1469E, that took place on the 26th of March of this year, the Board of the Central Bank of Chile resolved to request its corresponding surplus, from the fiscal year ended on the 31st of December 2008, including the proportional part of the agreed upon capitalization profits be paid in cash currency.

Sincerely,

Arturo Tagle Quiroz
Acting General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2009

Banco de Chile

/s/ Arturo Tagle Quiroz
By:	Arturo Tagle Quiroz Acting General Manager and CEO